Exhibit (a)(1)(C)

Offer to Purchase for Cash
All Units of Limited Partnership Interests
of
Refco Public Commodity Pool, L.P.
by
RCP TenderCo LLC
at a Cash Purchase Price of
$120.00 Net Per Unit

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 20, 2010, UNLESS THE OFFER IS EXTENDED.

June 21, 2010

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been engaged by RCP TenderCo LLC, a Delaware limited liability company (“Purchaser”), to act as Information Agent in connection with Purchaser’s offer to purchase for cash ALL outstanding Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”) of Refco Public Commodity Pool, L.P., a Delaware limited partnership (the “Partnership”), at a purchase price of $120.00 per unit, pro-rated for fractional Units, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 21, 2010, as it may be supplemented or amended  (the “Offer to Purchase”), and in the related Agreement to Transfer and Letter of Transmittal, as it may be supplemented or amended (the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Units registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.      Offer to Purchase, dated June 21, 2010;

2.      Letter of Transmittal, including a Substitute Form W-9, for your use in accepting the Offer and tendering Units and for the information of your clients (manually signed facsimile copies of the Letter of Transmittal may be used to tender Units);

3.      A printed form of letter that may be sent to your clients for whose accounts you hold Units registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.      Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

5.      A return envelope addressed to D.F. King & Co., Inc., as Tender Agent.

YOUR PROMPT ACTION IS REQUESTED.  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

The Offer is conditioned upon, among other things, that (1) any applicable waiting or review periods (and any extensions thereof) shall have expired or been terminated, and any necessary or advisable consent, approval or clearance shall have been received, under any material applicable law or regulation; (2) the Partnership shall not have entered into or effectuated any agreement or transaction with any person or entity, or taken any other action, having the effect of impairing Purchaser’s ability to acquire the Units or otherwise diminishing the expected economic value to Purchaser of the acquisition of the Units; (3) Purchaser shall have received written confirmation from the Partnership that the Partnership will accept for transfer and will transfer to Purchaser all Units accepted for payment by Purchaser in the Offer; and (4) there shall be no more than 60,000 Units outstanding, although based on a filing of the liquidating trustee of the Partnership, Purchaser believes that the actual number of Units outstanding is 43,189.8758.  There is no financing condition to the Offer. Other conditions to the Offer are described in Section 14 of the Offer to Purchase entitled “Conditions of the Offer.”

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Units validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), if and when Purchaser gives written notice to the Tender Agent of Purchaser’s acceptance of such Units pursuant to the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for Units, regardless of any extension of the Offer or any delay in payment for Units.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a facsimile thereof) together with any required signature guarantees, and any other documents required by the Letter of Transmittal should be timely sent to the Purchaser, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than D.F. King & Co., Inc. as described in the Offer to Purchase) for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed upon request by Purchaser for customary mailing and handling expenses incurred by you in connection with forwarding offering materials to your customers.

Additional copies of the enclosed materials may be obtained by contacting the Information Agent at the address and telephone numbers set forth below and on the back cover of the enclosed Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you or any other person the agent of Purchaser or the Information Agent, or any affiliate of either of them, or authorize you or any other person to make any statement or representation or use any document on behalf of either of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street – 22nd Floor
New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550
Unit Holders Call Toll Free: (800) 488-8095
E-mail: refco@dfking.com